UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: $45,979,305.69 (a)   Amount of Filing Fee: $9,195.86(b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for fifty percent of the Issuer's outstanding shares of beneficial interest is based on the total net asset value of the Issuer's outstanding shares of beneficial interest as of February 27, 2004.

(b) The amount of the filing was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, and equals one-fiftieth of one percent of the estimated value of the transaction.

      |X|Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $9,195.86

      Form or Registration No.: Schedule TO

      Filing Party: Rydex Capital Partners SPhinX Fund

      Date Filed: March 31, 2004

      |_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2004 by Rydex Capital Partners SPhinX Fund (the "Fund") relating to an offer by the Fund, to purchase up to fifty percent (50%) of its shares of beneficial interest ("Shares") upon the terms and subject to the conditions contained in the Offer to Purchase dated March 31, 2004 and the Letter of Transmittal, which constitute the Repurchase Offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) on March 31, 2004.

This is the final amendment to the Statement and is being filed to report the results of the Repurchase Offer. The following information is furnished pursuant to Rule13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. The Fund offered to purchase up to fifty percent (50%) of its Shares as were properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time April 30, 2004 (the "Expiration Date").
2. Certain Shareholders validly tendered all or a portion of their Shares prior to the Expiration Date and did not withdraw such tenders prior to the Expiration Date. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.
3. The net asset value of the Shares or portions thereof tendered pursuant to the Repurchase Offer was calculated as of June 30, 2004.
4. The payment of the purchase price of the Shares or portions thereof tendered was made in the form of promissory notes given on May 11, 2004 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer. Pursuant to the promissory notes the Fund paid to the tendering Shareholders a total of $735,389.17 representing 100% of the net asset value of the total amount of the Shares or portions thereof tendered by the Shareholders on June 30, 2004.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 22, 2004                  Rydex Capital Partners SPhinX Fund

                                    By:  /S/ MICHAEL P. BYRUM
                                         --------------------
                                    Name: Michael P. Byrum
                                    President